EMPRESAS ICA, S.A.B. DE C.V.

January 15, 2010

VIA EDGAR TRANSMISSION

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4631
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Cash:

By letter dated December 10, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on June 12, 2009 by The ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”).  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Note 29.  Differences Between Mexican Financial Reporting Standards and Accounting

Principles Generally Accepted in the United States of America, page F-57

General

1.
We note from your response to our prior comment nine that the redemption value of your redeemable shares has historically been larger than the value of the noncontrolling interest under ARB 51.  Please provide us with a more specific and comprehensive discussion of how you considered the materiality of the potential adjustments in relation to U.S. GAAP financial information in determining that the adjustments did not need to be recorded for U.S. GAAP purposes and reflected in the U.S. GAAP reconciliation.

Response:

The Company has performed an evaluation of the impact in its U.S. GAAP reconciliation of the effects of adjustments (the “adjustments”), related to the put and call options (the “options”) on SETA’s shares held by Aeroports de Paris (the “noncontrolling interest holder”) and its subsidiary Aeroinvest, due to the redemption value of the redeemable shares historically having been higher than the value of the noncontrolling interest under ARB 51.  Based on such evaluation, the Company has concluded that the adjustments were quantitatively and qualitatively immaterial, and their non-inclusion as a reconciling item adjustment in its U.S. GAAP reconciliation does not constitute a material deviation from generally accepted accounting principles.

The Company bases its conclusion as to quantitative considerations on the following facts:

(a)
The cumulative adjustments to the value of the noncontrolling interest since 2005 (when Aeroinvest acquired its interest in SETA and thus recognized the noncontrolling interest in SETA), were Ps. 73,079 thousand, Ps. 119,253 thousand and Ps. 35,722 thousand in 2006, 2007 and 2008, respectively.  According to EITF D-98, as the redemption price is other than fair value, the Company has the option to record these effects either in results of the period or within equity; the Company has elected to include them within equity.

       The quantitative effects of these adjustments on the value of the noncontrolling interest and stockholders’ equity under U.S. GAAP are as follows:

	2008	2007	2006
Periodic EITF D-98 adjustment	Ps. (83,531)	Ps. 46,174	Ps. 59,426
Cumulative EITF D-98 adjustment	Ps. 35,722	Ps. 119,253	Ps. 73,079
Stockholder’s equity for U.S. GAAP purposes	Ps. 12,663,477	Ps. 14,138,862	Ps. 9,193,259
% of deviation	0.28%%	0.84%	0.79%
Balance of noncontrolling interest for U.S. GAAP purposes	Ps. 4,639,565	Ps. 4,717,399	Ps. 4,955,570
% of deviation	0.77%	2.53%	1.47%

(b)
Given that the Company elects to recognize the EITF D-98 adjustments through equity, there would have been no impact on the reconciliation of net income (loss) of majority interest for U.S. GAAP purposes.  However, the Company would have had to modify earnings per share to exclude the effects of this adjustment from earnings available to majority common stockholders.  Footnote 8 of EITF D-98 indicates that there are two acceptable approaches for allocating earnings under the two-class method when a common security is redeemable at other than fair value: (i) treat the entire periodic adjustment as being akin to an actual dividend or (ii) treat only the portion of the periodic adjustment that reflects a redemption in excess of fair value as being akin to an actual dividend. Under either approach, decreases in the security's carrying amount should be reflected in the application of the two-class method only to the extent they represent recoveries of amounts previously reflected in the application of the two-class method.  The Company has elected to use option (ii), whereby it only treats the portion of the periodic adjustment that reflects a redemption in excess of fair value as akin to an actual dividend.  In 2005, the redemption price of the securities was in excess of fair value by Ps. 13,653 thousand, which when treated as akin to a dividend in that year, would have resulted in a Ps.0.04 (2.73%) decrease in earnings per share.  However, in 2006 and 2007, the redemption price was not in excess of fair value, for which reason, there was no excess to treat as akin to a dividend in the calculation of earnings per share.  In 2008, as noted in the table above, the application of EITF D-98 resulted in a decrease in the value of the noncontrolling interest.  However, based on footnote 8, the Company is only able to affect earning per share up to the amount previously reflected in the application of the two-class method, which was Ps. 13,653 from 2005.  The application of this amount would have increased the loss per share by Ps.0.09 (3.81%).

Based on the calculations in points 1 and 2 above, the Company has considered these effects quantitatively immaterial in relation to the account balances in which they have an effect, as well as to the financial statements taken as a whole.

The Company has also considered the non-inclusion of the adjustments from a qualitative perspective pursuant to Staff Accounting Bulletin No. 99.  The Company has concluded that there is not a substantial likelihood that a reasonable person would consider the non-inclusion of the adjustments important.  The non-inclusion of the adjustments does not affect the Company's Mexican Financial Reporting Standards (MFRS) financial statements, which are the principal financial statements evaluated by investors, as demonstrated by the fact that the Company uses only MFRS financial information in its press releases, its discussion of its operating and financial review and prospects in the Form 20-F, and its quarterly earnings reports.  In addition, under US GAAP the adjustments would affect only the following selected line items: stockholders’ equity, noncontrolling interest and earnings per share.  The inclusion of the adjustments would not have affected the US GAAP reconciliation of revenues, operating income or net income (loss) of majority interest.  In the Company’s experience, investors and analysts generally use these measures under MFRS to evaluate the performance of the Company and therefore the Company believes such measures have greater significance than the line items that would be affected by the non-inclusion of the adjustments.  Because the affected line items do not create a change in their US GAAP counterparts, the Company further considers non-inclusion of the adjustments to be qualitatively immaterial.  Additionally, these adjustments arise within the Infrastructure segment, and the Company does not disclose or measure equity and earnings per share information individually in each segment.  Management thus does not evaluate performance of or allocate resources within or to the Infrastructure segment based on the Infrastructure segment’s equity or earnings per share information, further substantiating the Company’s belief that investors would not attach significant import to any of the affected line items.  Moreover, the non-inclusion of the adjustments does not affect the Company’s compliance with regulatory requirements, its loan covenants or any other contractual requirements.  The non-inclusion does not conceal an unlawful transaction or increase management compensation.  Finally, the Company does not expect the non-inclusion of the adjustments to result in a significant positive or negative market reaction because market reactions to the Company have historically been primarily influenced by the indicators discussed above, EBITDA, backlog, performance of projects currently under execution, Mexican infrastructure spending trends and other factors not affected by the non-inclusion of the adjustments.  Taking into account all relevant considerations, the Company believes that the non-inclusion of the adjustments is qualitatively immaterial.

Based on its conclusions and analyses performed above, the Company believes that not recognizing the effects of the adjustments in its US GAAP reconciliation would not affect the judgment of a reasonable person relying upon its financial information based on U.S. GAAP.  The Company will revise future filings to include the amount of the adjustments.

Statement of Cash flows, page F-69

2.
We note your response to our prior comment 10.  Please provide us with a more specific and comprehensive discussion regarding how you considered Article 5-02 of Regulation S-X in determining whether the cash and cash equivalents related to ICA-Fluor and Rodio Kronsa should be classified as restricted cash.  In this regard, we note your disclosure on page 57 that the use of these cash and cash equivalents requires the consent of other shareholders.  Therefore, it appears that the withdrawal of these balances is restricted.  Please provide us more details regarding the shareholder agreements and how consent for the use of the related cash and cash equivalents is attained.

Response:

Pursuant to Article 5-02 of Regulation S-X, restricted cash refers to cash that is restricted as to withdrawal or usage and includes examples such as legal restrictions including compensating balances, contracts entered into with others or company statements of intention with regard to particular deposits.  In both ICA Fluor and Rodio Kronsa, the use of cash is unrestricted within the budgetary limits set by the Board of Directors, which is comprised of six members split equally between the Company and its joint venture partner.  The Board of Directors may adopt, approve or modify any operating budget or movement of capital or cash with an approval of four or more members of the entity’s Board of Directors.  The restriction, meaning the consent of the joint venture partners, applies to any use of cash outside of such budgeted amounts (for example significant acquisitions, significant fixed asset purchases, dividends, etc.).  Accordingly, the cash held at these entities is not destined for a specific use or set aside as a compensating balance, for which reason, the Company has determined that restriction as defined in the shareholder agreements does not result in the cash being considered restricted cash under the definition in Article 5-02.  The Company has historically disclosed the requirement of consent from its joint venture partners for withdrawal of cash in ICA Fluor and Rodio Kronsa in its Form 20-F because of the importance of these subsidiaries, in which the Company has joint investments, to its consolidated financial statements.

The Company has, however, determined that the clause in the shareholder agreements does render the cash a restricted net asset per Article 4-08(e) of Regulation S-X.  Annually, the Company calculates total restricted net assets held at all of its subsidiaries to ensure that such amounts (including its participation in undistributed earnings of associates) do not exceed 25% of consolidated net assets, for purposes of determining the necessity of inclusion of the required disclosures or condensed parent company information as set forth in Article 4-08(e) and SAB Topic 6.K.  Historically, such calculations have resulted in a percentage less than 25%. However, the Company considers disclosure of the restriction at ICA Fluor as set forth in its Form 20-F useful information for investors, given the importance of ICA Fluor to the Company’s operations.

The Company will revise its disclosure in future filings to clearly disclose the cash maintained by its subsidiaries and to clarify the nature of the restriction as one in which the consent of the other shareholders is required solely for use of cash outside of normal budgeted operations.

*****

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Sincerely,

/s/ Dr. Jose Luis Guerrero Alvarexz
Dr. Jose Luis Guerrero Alvarez Chief Executive Officer

cc:	Tricia Armelin
Jeanne Baker
Securities and Exchange Commission

Alonso Quintana Kawage
Sergio F. Montaño Leon
Luis Carlos Romandia Garcia
The ICA Corporation

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Arturo Vargas
Kevin Nishimura
Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu